VEDDER PRICE P.C. 222 NORTH LASAllE STREET CHICAGO, ILLINOIS 60601 T: + 1 (312) 609 7500 F: + 1 (312) 609 5005 CHICAGO ● NEW YORK ● WASHINGTON, DC ● LONDON

December 20, 2013

Great-West Ariel Small Cap Value Fund 8515 E. Orchard Road Greenwood Village, Colorado 80111	Great-West Ariel Mid Cap Value Fund 8515 E. Orchard Road Greenwood Village, Colorado 80111

Re:	Reorganization of Great-West Ariel Small Cap Value Fund into Great-WestAriel Mid Cap Value Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization (the "Reorganization") of Great-West Ariel Small Cap Value Fund (the "Acquired Fund"), a series of Great-West Funds, Inc., a Maryland corporation (the "Corporation"), and Great-West Ariel Mid Cap Value Fund (the "Acquiring Fund"), a series of the Corporation. The Acquired Fund and the Acquiring Fund are each referred to herein as a "Fund."

The Reorganization contemplates the transfer of all the assets of the Acquired Fund to the Acquiring Fund solely in exchange for voting shares of common stock, $0.10 par value per share, of the Acquiring Fund ("Acquiring Fund Shares") and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. Thereafter, the Acquired Fund will distribute pro rata to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under applicable state law. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of September 19, 2013, entered into by the Corporation, on behalf of the Funds, and Great-West Capital Management, LLC, the investment adviser to the Funds (the "Plan").

In rendering this opinion, we have examined the Plan and have reviewed and relied upon representations made to us by duly authorized officers of the Corporation, on behalf of the Funds, in letters dated December 20, 2013. We have also examined such other agreements, documents and corporate records that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion. In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copres and the authenticity of the originals of such latter documents.

Our opinion is based, in part, on the assumptions that (i) the Reorganization described herein will occur in accordance with the terms of the Plan (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved) and the facts and representations set forth or referred to in this letter, and that such facts and representations, as well as the facts and representations set forth in the Plan, are accurate as of the date hereof and will be accurate on the effective date and at the time of the Reorganization (the "Effective Time") and (ii) if an Acquiring Fund shareholder that is an insurance company owns fifty percent (50%) or more of either the voting power or the value of all the Acquiring Fund's shares, either before or immediately after the Effective Time (taking into account any shares owned by all separate accounts of such insurance company and any shares constructively owned by such insurance company pursuant to section 304(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code")) and such insurance company receives Acquiring Fund Shares in the Reorganization, such insurance company will maintain a direct proprietary interest in the Acquiring Fund following the Reorganization and will not dispose of such Acquiring Fund Shares other than by redemptions in the

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VEDDER PRICE
Great-West Ariel Small Cap Value Fund
Great-West Ariel Mid Cap Value Fund
December 20, 2013

ordinary course of business pursuant to its contractual obligations with its variable contract and policy holders. You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:

1.The transfer by the Acquired Fund of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, followed by the pro rata, by class, distribution of all the Acquiring Fund Shares so received by the Acquired Fund to the Acquired Fund's shareholders of record in complete liquidation of the Acquired Fund as soon as practicable thereafter, will constitute a "reorganization" within the meaning of section 368(a)(I) of the Code, and the Acquiring Fund and the Acquired Fund will each be "a party to a reorganization," within the meaning of section 368(b) of the Code, with respect to the Reorganization.
2.No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. (Section 1032(a) of the Code).
3.No gain or loss will be recognized by the Acquired Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares so received to the Acquired Fund's shareholders solely in exchange for such shareholders' shares of the Acquired Fund in complete liquidation of the Acquired Fund. (Sections 361(a) and (c) and 357(a) of the Code).
4.No gain or loss will be recognized by the Acquired Fund's shareholders upon the exchange, pursuant to the Reorganization, of all their shares of the Acquired Fund solely for Acquiring Fund Shares. (Section 354(a) of the Code).
5.The aggregate basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Acquired Fund shares exchanged therefor by such shareholder. (Section 358(a)(l) of the Code).
6.The holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder in the Reorganization will include the period during which the shares of the Acquired Fund exchanged therefor were held by such shareholder, provided such Acquired Fund shares were held as capital assets at the Effective Time. (Section 1223(1) ofthe Code).
7.The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately before the Effective Time. (Section 362(b) of the Code).
8.The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund. (Section 1223(2) of the Code).

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.
FACTS

Our opinion is based upon the facts, representations and assumptions set forth or referred to above and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

The Corporation has been registered and operated, since it commenced operations, as an open-end management investment company under the Investment Company Act of 1940, as amended. Each Fund is a separate series of the Corporation that is treated for federal income tax purposes as a separate corporation pursuant to section 851(g) of the Code. Each Fund has elected to be taxed as a regulated investment company under section 851 of the Code for all its taxable years,

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VEDDER PRICE
Great-West Ariel Small Cap Value Fund
Great-West Ariel Mid Cap Value Fund
December 20, 2013

including without limitation the taxable year in which the Reorganization occurs, and has qualified and will continue to qualify for the tax treatment afforded regulated investment companies under the Code for each of its taxable years, including without limitation the taxable year in which the Reorganization occurs. Except as otherwise permitted by section 1.817-
5(f)(3) of the Treasury Regulations, all of the beneficial interests in each Fund are held by one or more segregated asset accounts of one or more insurance companies.

Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the Acquiring Fund will acquire all the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. Thereafter, the Acquired Fund will distribute pro rata, by class, to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law. The assets of the Acquired Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, cash equivalents, securities, commodities, futures contracts, and dividends or interest or other receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund as ofthe closing of the Reorganization.

Following the Reorganization, the Acquiring Fund will continue the Acquired Fund's historic business or use a significant portion of the Acquired Fund's historic business assets in its business. At the Effective ITime, at least thirty-four percent (34%) of the Acquired Fund's portfolio assets will meet th~investment object.ives, strategies, policies, risks and restrictions of the Acquiring Fund. The cquired Fund will not alter its portfolio in connection with the Reorganization to meet the t irty-four percent (34%) threshold. Neither the Acquiring Fund nor the Acquired Fund mOdifii any of its investment objectives, strategies, policies, risks or restrictions in connection ith the Reorganization and the Acquiring Fund has no plan or intention to change any of . s investment objectives, strategies, policies, risks and restrictions after the Reorganization.

In approving the Reorganization, the Board of Directors of the Corporation (the "Board") determined that the Plan and the transactions contemplated thereunder are in the best interests of each Fund and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. In making such determination, the Board considered the similarities and differences in the Funds' investment objectives and principal investment strategies, each Fund's principal investment risks and each Fund's current expense ratio as compared to the anticipated effect of the Reorganization on the Acquiring Fund's expense ratio following the Reorganization.

CONCLUSION

Based on the foregoing, it is our opinion that the transfer of all the assets of the Acquired Fund, pursuant to the Plan, to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund followed by the complete liquidation of the Acquired Fund as soon as practicable thereafter will qualify as a reorganization under section 368(a)(1) ofthe Code.

The opinions set forth above with respect to (i) the nonrecognition of gain or loss to the Acquired Fund and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss to the Acquired Fund's shareholders upon the receipt of the Acquiring Fund Shares and (iv) the basis and holding period of the Acquiring Fund Shares received by the Acquired Fund's shareholders follow as a matter of law from the opinion that the transfers under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the positions of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically considered herein. We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Plan. Although the discussion herein is based upon our best interpretation of existing

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VEDDER PRICE
Great-West Ariel Small Cap Value Fund
Great-West Ariel Mid Cap Value Fund
December 20, 2013

sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to each Fund solely for its benefit in connection with the Reorganization and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of each Fund and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any shareholder of either of the Funds. This letter is not to be relied upon for the benefit of any other person.

We hereby consent to the filing of this opinion as an exhibit to the post-effective amendment to the Registration Statement on Form N-1A (File Nos. 811-03364 and 002-75503) containing the Prospectus relating to the Acquiring Fund filed by the Corporation with the Securities and Exchange Commission (the "Registration Statement") and to the use of our name and to any reference to our firm in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

VEDDER PRICE P.C.

FEDERAL TAX NOTICE: Treasury Regulations require us to inform you that (i) this opinion letter is written to support the promotion and marketing by others of the transactions or matters addressed herein and (ii) any federal tax advice contained herein (including in any attachments and enclosures) is not intended or written to be used, and cannot be used by any person or entity, for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.

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